UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               AMENDMENT NO. 8
                                     to
                                 SCHEDULE 13D

                                  Under the
                       Securities Exchange Act of 1934

                        COMMONWEALTH INDUSTRIES, INC.
               ---------------------------------------------
                               (Name of Issuer)

                         Common Stock ($.01 par value)
                  ----------------------------------------
                         (Title of Class of Securities)

                                 20290410-8
                             ------------------
                               (CUSIP Number)



                            Ronald N. Graves, Esq.
               J.R. Simplot Self-Declaration of Revocable Trust
                               999 Main Street
                              Boise, Idaho  83702
                          Telephone:  (208) 336-2110
                     ------------------------------------
               (Names, addresses and telephone numbers of persons
                authorized to receive notices and communications)


                               January 12, 2004
                           ------------------------
                         (Date of event which requires
                            filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

1)  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons  (entities only)

    J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  X

    (b)

3)  SEC Use Only

4)  Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)  Citizenship or Place of Organization

    US

Number of              7)  Sole Voting Power               1,240,900
Shares
Beneficially           8)  Shared Voting Power             0
Owned
by Each                9)  Sole Dispositive Power          1,240,900
Reporting
Person With:          10)  Shared Dispositive Power        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,240,900 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     7.75%

14)  Type of Reporting Person

     IN

*****

1)  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (entities only).

    JRS Properties L.P.

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  X

    (b)

3)  SEC Use Only

4)  Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)  Citizenship or Place of Organization

    Idaho

Number of               7)  Sole Voting Power            1,240,900
Shares
Beneficially            8)  Shared Voting Power          0
Owned
by Each                 9)  Sole Dispositive Power       1,240,900
Reporting
Person With:           10)  Shared Dispositive Power     0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,240,900 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     7.75%

14)  Type of Reporting Person

     PN

*****

1)  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (entities only)

    JRS Management L.L.C.

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  X

    (b)

3)  SEC Use Only

4)  Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)  Citizenship or Place of Organization

    Idaho

Number of               7)  Sole Voting Power            1,240,900
Shares
Beneficially            8)  Shared Voting Power          0
Owned
by Each                 9)  Sole Dispositive Power       1,240,900
Reporting
Person With:           10)  Shared Dispositive Power     0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,240,900 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     7.75%

14)  Type of Reporting Person

     CO

*****

Item 1.  Security and Issuer.

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of Commonwealth Industries, Inc. (the "Issuer"), whose address is 500 West Jefferson Street, 19th Floor, Louisville, Kentucky 40202-2823. This Amendment No. 8 amends the Schedule 13D originally filed on March 1, 1999 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 2 to Schedule 13D filed on December 2, 1999, as amended by Amendment No. 3 to Schedule 13D filed December 29, 1999, as amended by Amendment No. 4 to Schedule 13D filed November 22, 2000, as amended by Amendment No. 5 to Schedule 13D filed May 30, 2002, as amended by Amendment No. 6 to Schedule 13D filed April 2, 2003, and as amended by Amendment No. 7 to Schedule 13D filed June 11, 2003. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report sales of Stock resulting in a one percent change. Except as expressly set forth in this Amendment No. 8, the Schedule 13D (as previously amended) remains in effect.

Item 2.  Identity and Background.

This amendment is being filed on behalf of the following Reporting Persons:

     1) The J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust") and J.R. Simplot ("Mr. Simplot").

     2) JRS Properties L.P., an Idaho limited partnership ("JRS Properties") and JRS Management L.L.C., an Idaho limited liability company ("JRS Management"). JRS Management is the sole general partner of JRS Properties and the Trust is the manager of JRS Management.

Item 5.  Interest in Securities of the Issuer.

(a) Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed November 6, 2003, with the Securities and Exchange

Commission for the quarter ended September 30, 2003 (the "10-Q"), the shares owned constitute approximately 7.75% of the 16,010,971 shares of Stock outstanding as of October 29, 2003, as reported in the 10-Q.

(b)     See Item 5(a).

(c) Within the last 60 days, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:

     Sale               No. of               Price per Share
     Date               Shares               (including commissions)

     12/1/03              650                        7.31
                          350                        7.33
     12/2/03              500                        7.39
     12/3/03              500                        7.82
     12/4/03              500                        7.80
     12/5/03              500                        8.00
     12/9/03                8                        7.10
                          100                        7.14
                          100                        7.151
                          100                        7.24
                          100                        7.30
                          100                        7.31
                         1121                        7.45
                          271                        7.46
                          100                        7.47
     12/10/03             764                        7.06
                          100                        7.13
                          100                        7.14
                         1036                        7.28
     12/11/03            2000                        6.71
     12/16/03              10                        7.47
                           90                        7.55
                          300                        7.59
                          100                        7.65
                          100                        7.68
                          600                        7.76
                          200                        7.761
                          500                        7.79
                          100                        7.80
     12/17/03             100                        7.52
                         1500                        7.55
                          300                        7.57
                          100                        7.72

     12/18/03            2800                        8.40
                          200                        8.41
     12/19/03            2500                        8.65
     12/22/03             500                        8.54
     12/23/03             100                        8.30
                          100                        8.31
                          100                        8.37
                          200                        8.50
     12/26/03            1200                        8.60
                          800                        8.50
     12/29/03            1100                        8.55
                         1100                        8.60
                          300                        8.61
     12/30/03            3000                        8.85
     12/31/03             100                        9.00
                          100                        9.01
                          100                        9.10
                         1600                        9.12
                         1100                        9.14
     1/2/04               234                        9.69
                          600                        9.70
                          100                        9.75
                          200                        9.76
                          100                        9.77
                          200                        9.85
                          200                        9.95
                          900                        9.97
                          200                        9.98
                          216                        9.981
                           50                       10.001
     1/5/04               700                       10.13
                         2300                       10.16
     1/6/04              2000                       10.35
     1/7/04                94                        9.74
                           96                        9.76
                          700                        9.80
                          400                        9.83
                         1610                        9.90
                          100                        9.91
     1/8/04               100                        9.37
                          300                        9.371
                          500                        9.38
                         2100                        9.48

     1/9/04              3000                        9.01
     1/12/04             1500                        9.00
                         1500                        9.05
     1/13/04              314                        8.86
                          100                        8.91
                          700                        8.93
                         1386                        8.94
                          300                        8.941
                          200                        8.95
     1/14/04             1000                        9.05
                           94                        9.11
                          900                        9.20
                          100                        9.201
                         1200                        9.29
                          400                        9.30
                            6                        9.301
                          300                        9.37
     1/15/04              155                        9.30
                          900                        9.32
                          100                        9.38
                          800                        9.42
                          200                        9.421
                          400                        9.44
                          200                        9.45
                          200                        9.50
                           45                        9.51
     1/16/04              700                        9.45
                          300                        9.48
     1/20/04             1000                        9.06
                         1000                        9.07
     1/21/04             1000                        9.04
     1/22/04             1000                        8.80
     1/23/04             1000                        8.75
     1/27/04             1996                        9.30
                          600                        9.33
                          400                        9.34
                            4                        9.39
     1/28/04             3000                        9.20
     1/29/04             3000                        8.85
     1/30/04              980                        6.65
                         1000                        6.66
                          300                        6.664
                          400                        6.666

                          220                        6.70
                          100                        6.71
     2/2/04               370                        7.43
                          200                        7.44
                          130                        7.45
                          300                        7.49
     2/3/04               900                        7.27
                          100                        7.28
     2/4/04               301                        6.83
                          199                        6.86

(d - e)  Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.


                                    The J.R. Simplot
                                    Self-Declaration of Revocable Trust


Date:  February 4, 2004             By /s/ J.R. Simplot
                                       -------------------------------------
                                       J.R. Simplot, Trustee


                                    By: /s/ Ronald N. Graves
                                       -------------------------------------
                                       Ronald N. Graves, Attorney-in-Fact


Date:  February 4, 2004             By /s/ J.R. Simplot
                                       -------------------------------------
                                       J.R. Simplot


                                    By: /s/ Ronald N. Graves
                                       -------------------------------------
                                       Ronald N. Graves, Attorney-in-Fact

                                    JRS Properties L.P.,
                                    an Idaho Limited Partnership,

                                    by its Sole General Partner
                                    JRS Management L.L.C.
                                    an Idaho Limited Liability Company

                                    by its Manager
                                    The J.R. Simplot Self-Declaration of
                                    Revocable Trust, dated December 21, 1989, as amended

                                    By /s/ J.R. Simplot
                                       -------------------------------------
                                       J.R. Simplot, Trustee


Date:  February 4, 2004             By: /s/ Ronald N. Graves
                                       -------------------------------------
                                       Ronald N. Graves, Attorney-in-Fact